[TENON LOGO]                                                        News Release
Wood Solutions to the World


TO:          THE BUSINESS EDITOR
From:        Paul Gillard - Director, Corporate & Legal Services, Tenon Limited
             Telephone:  64-9-571 9846
             Fax:        64-9-571 9872

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                    STOCK EXCHANGE LISTING: NEW ZEALAND (TEN)
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                     STRUCTURAL BUSINESS SALE UNCONDITIONAL


Auckland, 10 March 2005 - Tenon today announced that following the successful commissioning of the Kawerau Sawmill front-end upgrade project, the Sale & Purchase Agreement with Carter Holt Harvey Limited ("CHH") for the sale of the company's Structural business is now unconditional. Settlement of the sale to CHH will take place on 31 March 2005.


ENDS